GOULD, AMBROSON & ASSOCIATES, LTD.
(S.E.C. I.D. No. 8-35151)
YEAR 2017

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2017
AND REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35151

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Gould Ambroson & Associates, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Old Country Rd, Suite 337
(No. And Street)

Garden City (City) NY (State) 11530 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay A. Ambroson 516 741-0500
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *
Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
(Name - *if individual state last, first, middle name*)

97 Froehlich Farm Blvd. (Address) Woodbury (City) NY (State) 11797 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

CONFIDENTIAL TREATMENT REQUESTED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jay A. Ambroson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gould Ambroson & Associates, Ltd., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ROY J. MIRRO
Notary Public, State of New York
No. 02MI4908888
Qualified In Nassau County
Commission Expires September 21, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOULD, AMBROSON & ASSOCIATES, LTD

DECEMBER 31, 2017

TABLE OF CONTENTS



RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Gould, Ambroson & Associates Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gould, Ambroson & Associates Ltd. (the "Company") (a New York company), as of December 31, 2017 and the related statement of operations, changes in shareholders' equity, and cash flows for the year ended December 31, 2017, and the related notes to the financial statements and supplemental information (as per pages 10 and 11 of the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Gould, Ambroson & Associates Ltd. as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2014.

Woodbury, New York
February 23, 2018

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

GOULD, AMBROSON & ASSOCIATES LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS

Cash and Cash Equivalents	$	127,611
Accounts Receivable		13,449
Total Current Assets		141,060
Total Assets	$	141,060

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES

Accrued Expenses	$	12,737
Commissions Payable		51,870
Total Current Liabilities		64,607
Total Liabilities		64,607

SHAREHOLDER'S EQUITY

CommonStock-200 Shares Authorized; 200 Shares Issued and Outstanding

	15,000
Additional Paid in Capital	71,245
Accumulated Deficit	(9,792)
Total Shareholder's Equity	76,453
Total Liabilities and Shareholder's Equity	$ 141,060

See Accompanying Notes to Financial Statements.

2

GOULD, AMBROSON & ASSOCIATES, LTD
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 1 ORGANIZATION AND NATURE OF BUSINESS

Gould, Ambroson & Associates Ltd. (the Company) is registered as a broker-dealer in securities in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the SEC and is approved by the FINRA.

The Company clears individual securities transactions through another broker-dealer on a fully disclosed basis. All mutual fund trades are executed directly thru the various mutual fund companies. As such, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph K(2)(ii) of the rule.

Pursuant to an agreement between the Company and Pershing, LLC, all individual security transactions of the Company and its customers are introduced and cleared on a fully disclosed basis through Pershing, LLC. The Company is exempt from Rule 15c3-3 and is not responsible for compliance with Section 4c of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by Pershing, LLC.

In April 2017 the Company amended its membership agreement to limit its business to executing open end mutual funds and broker or dealer selling variable life insurance or annuities on application or subscription basis. Going forward the Company will operate pursuant to the (k)(2)(i) exemptive provisions of SEC Rule 15c3-3 and maintain a $5,000 net capital provision of SEC Rule 15c3-1 and discontinued the clearing agreement with Pershing, LLC.

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subchapter "S" Corporation

Federal and NYS Corporation taxes have not been provided, as the Company has elected Subchapter "S" status and the shareholder include the Company's earnings on their individual tax returns.

Estimates

The preparation of these financial statements is in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

GOULD, AMBROSON & ASSOCIATES LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net Loss	$	(9,025)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:		
Changes in Assets and Liabilities:		
Decrease in Accounts Receivable		103,843
Decrease in Prepaid Expenses		141
Decrease in Deposits with Clearing Organizations & Others		25,078
Increase in Accrued Expenses		3,126
Decrease in Commissions Payable		(67,682)
NET CASH PROVIDED BY OPERATING ACTIVITIES		64,506
NET INCREASE IN CASH AND CASH EQUIVALENTS		55,481
CASH AND CASH EQUIVALENTS BALANCE:		
Balance, January 1 , 2017		72,130
Balance, December 31, 2017	$	127,611
SUPPLEMENTAL CASH FLOW INFORMATION		
Income Taxes	$	300

See Accompanying Notes to Financial Statements.

4

GOULD, AMBROSON & ASSOCIATES LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net Loss	$	(9,025)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:		
Changes in Assets and Liabilities:		
Decrease in Accounts Receivable		103,843
Decrease in Prepaid Expenses		141
Decrease in Deposits with Clearing Organizations & Others		25,078
Increase in Accrued Expenses		3,126
Decrease in Commissions Payable		(67,682)
NET CASH PROVIDED BY OPERATING ACTIVITIES		64,506
NET INCREASE IN CASH AND CASH EQUIVALENTS		55,481
CASH AND CASH EQUIVALENTS BALANCE:		
Balance, January 1 , 2017		72,130
Balance, December 31, 2017	$	127,611
SUPPLEMENTAL CASH FLOW INFORMATION		
Income Taxes	$	300

See Accompanying Notes to Financial Statements.

GOULD, AMBROSON & ASSOCIATES LTD.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock	Additional Paid-in Capital	Accumulated Deficit
Balance, January 1, 2017	$ 15,000	$ 71,245	$ (767)
Capital Contributions	-	-	-
Net Loss	-	-	(9,025)
Balance, December 31, 2017	$ 15,000	$ 71,245	$ (9,792)

See Accompanying Notes To Financial Statements.

5

GOULD, AMBROSON & ASSOCIATES, LTD
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 1   ORGANIZATION AND NATURE OF BUSINESS

Gould, Ambroson & Associates Ltd. (the Company) is registered as a broker-dealer in securities in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the SEC and is approved by the FINRA.

The Company clears individual securities transactions through another broker-dealer on a fully disclosed basis. All mutual fund trades are executed directly thru the various mutual fund companies. As such, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph K(2)(ii) of the rule.

Pursuant to an agreement between the Company and Pershing, LLC, all individual security transactions of the Company and its customers are introduced and cleared on a fully disclosed basis through Pershing, LLC. The Company is exempt from Rule 15c3-3 and is not responsible for compliance with Section 4c of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by Pershing, LLC.

In April 2017 the Company amended its membership agreement to limit its business to executing open end mutual funds and broker or dealer selling variable life insurance or annuities on application or subscription basis. Going forward the Company will operate pursuant to the (k)(2)(i) exemptive provisions of SEC Rule 15c3-3 and maintain a $5,000 net capital provision of SEC Rule 15c3-1 and discontinued the clearing agreement with Pershing, LLC.

Note 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subchapter "S" Corporation

Federal and NYS Corporation taxes have not been provided, as the Company has elected Subchapter "S" status and the shareholder include the Company's earnings on their individual tax returns.

Estimates

The preparation of these financial statements is in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statement of Cash Flows

For the purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits with banks or financial institutions with original maturities of three months or less.

Basis of Accounting

The Company's financial statements have been prepared on the accrual basis of accounting, whereby revenues are recognized when earned and expenses are recognized when liabilities are incurred.

Accounts Receivable Credit Risk

Accounts receivable were substantially all collected subsequent the date of the statement of financial condition, therefor no allowance for doubtful accounts was established.

Securities Valuation

Marketable securities are valued at market value determined by the last reported sales price on the last business day of the year, with related charges in unrealized appreciation or depreciation reflected in net income. At December 31, 2017, the Company did not maintain a position in any marketable securities.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued a new accounting pronouncement regarding revenue recognition effective for the periods beginning after December 15, 2018. Management does not expect the new standard to have a significant impact to its financial position results of operations and related disclosures.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

Note 3 REVENUE RECOGNITION

All commission fees are recognized based on the terms of the contracts and are recorded when the fees are earned, fixed or determinable, and collectible.

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels at the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which fair value measurement falls in its entirety is determined on the lowest level input that is significant to the fair value measurement in its entirety.

At December 31, 2017, the Company's fair value hierarchy consisted of level 1 inputs of cash in the amount of $127,611.

Note 4 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 for the FINRA and requires that the ratio of aggregate indebtedness to net capital, both as defined by the Securities and Exchange Commission under Rule under Rule 15c3-3.

At December 31, 2017, the Company's had net capital of $76,453 which exceeded the required net capital by $71,453. The Company's aggregate indebtedness to net capital ratio was .8451 to 1.

Note 5 RESERVE REQUIREMENTS

The Company does not hold funds or securities for, or owe money or securities to, customers. Therefore, the Company is exempt from the reserve requirements as defined by the Securities and Exchange Commission under Rule 15c3-3.

Note 6 EXCESS NET CAPITAL

The computation of net capital was compared to the computation of net capital reported in the Unaudited Focus Report as of December 31, 2017. There were no material differences in the computation of net capital of the Company.

Note 7 SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification Topic 855, Subsequent Events, The Company has evaluated subsequent events through February 23, 2018, which is the date these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustments to or disclosure in the financial statements.

GOULD,AMBROSON & ASSOCIATES LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

NET CAPITAL

Total Shareholder's Equity Qualified for Net Capital	$ 76,453
Deductions and/or Charges	
Non-allowable Assets	
Prepaid Expenses	-
Total Deductions and/or Charges	-
Net Capital Before Haircuts on Securities Position	76,453
Haircuts on Securities Position	0
Net Capital (Note3)	$ 76,453
Aggregate Indebtedness (Note3)	
Items Included in the Statement of Financial Condition	
Commissions Payable and Accrued Expenses	$ 64,607
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required	$ 5,000
Excess Net Capital(Note 3 & 4)	$ 71,453
Percentage of Aggregate Indebtedness to Net Capital: $64,607/$76,453	84.51%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART IIA OF FORM X-17A-5
AS OF DECEMBER 31, 2017

There is no significant difference between net capital as reported in form X-17A-5
and net capital as computed above.

See Accompanying Notes to Financial Statements.

GOULD,AMBROSON & ASSOCIATES LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

NET CAPITAL

Total Shareholder's Equity Qualified for Net Capital	$	76,453
Deductions and/or Charges		
Non-allowable Assets		
Prepaid Expenses		-
Total Deductions and/or Charges		-
Net Capital Before Haircuts on Securities Position		76,453
Haircuts on Securities Position		0
Net Capital (Note3)	$	76,453
Aggregate Indebtedness (Note3)		
Items Included in the Statement of Financial Condition		
Commissions Payable and Accrued Expenses	$	64,607
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	$	5,000
Excess Net Capital(Note 3 & 4)	$	71,453
Percentage of Aggregate Indebtedness to Net Capital: $64,607/$76,453		84.51%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART IIA OF FORM X-17A-5
AS OF DECEMBER 31, 2017

There is no significant difference between net capital as reported in form X-17A-5
and net capital as computed above.

See Accompanying Notes to Financial Statements.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2017

GOULD, AMBROSON & ASSOCIATES, LTD

COMPUTATION FOR DETERMINATION OF CUSTOMER ACCOUNT RESERVE OF
BROKERS AND DEALERS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(i) of that rule.

11



RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Gould, Ambroson & Associates, Ltd.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Gould, Ambroson & Associates, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Gould, Ambroson & Associates, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Gould, Ambroson & Associates, Ltd. stated that Gould, Ambroson & Associates, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Gould, Ambroson & Associates, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gould, Ambroson & Associates, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

February 23, 2018

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

GOULD, AMBROSON & ASSOCIATES LTD.
Member FINRA
Member SIPC
600 OLD COUNTRY ROAD • SUITE 337
GARDEN CITY, NEW YORK 11530
(516) 741-0500

Re: Gould, Ambroson & Associates, LTD.
Exemption Report
Sec Rule 17a-5(d)(4)

Assertions Regarding Exemption Provisions

Gould, Ambroson & Associates Ltd. operates pursuant to paragraph (k) (2) (i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended December 31, 2017 without exception.

The Company has not recorded any exceptions to the exemption for the calendar year ended December 31, 2017.

The above statement is true and correct to the best of my and the Company's knowledge.

Jay A Ambroson
Jay Ambroson
February 23, 2018

13